UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Oak & Partners Apparel, LLC

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
New York

Date of organization
January 04, 2016

Physical address of issuer
55 Nassau Street, Brooklyn, New York, 11222

Website of issuer
https://www.oaknyc.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
11,844

Price (or method for determining price)
$2.11082

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 26, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$819,846	$1,130,576
Cash & Cash Equivalents	$16,595	$113,309
Accounts Receivable	$74,135	$13,700
Short-term Debt	$814,097	$796,399
Long-term Debt	$1,294,097	$1,356,399
Revenues/Sales	$3,439,049	$2,968,219
Cost of Goods Sold	$1,742,343	$1,249,336
Taxes Paid	$0	$0
Net Income	$-213,810	$-603,535

The above reflects the consolidated financials of Oak & Partners Apparel, LLC.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 1, 2019

Oak & Partners Apparel, LLC

OAK

Up to $1,070,000 of Preferred Stock


Oak & Partners Apparel, LLC (the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 26, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by April 26, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 19, 2019 will be permitted to increase their subscription amount at any time on or before April 26, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 19, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 26, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.oaknyc.com//investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/oak

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Oak & Partners Apparel, LLC is a New York Limited Liability Company, formed on 01/04/2016.

The Company is located at 55 Nassau Street, Brooklyn, New York, 11222.

The Company's website is https://www.oaknyc.com/.

Oak NYC Apparel Co., L.P. ("the LP") was incorporated in January of 2016 under the laws of the state of New York, and is currently headquartered in New York, New York. On February 1, 2019, the members of the LP executed an amended and restated operating agreement by which the members of LP became members in the Company. The membership interests transferred were not altered as part of the exchange. For financial statement purposes, the transaction was treated as a reverse acquisition by the Company, with the Company being the acquirer and LP being the acquiree. Accordingly, the Company's financial statements have been prepared to give retroactive effect to the reverse acquisition and represent the operations of LP.

_____
A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/oak and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	$2.11082
Minimum investment amount per investor	$1,000
Offering deadline	April 26, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 14, 17, 18, and 19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently has approximately $25,000 in cash balances as of February 12, 2019. This equates to roughly 2 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company forecasts project 51% growth in revenue from 2019 to 2020. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes

7

may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for their products change continually. Their success depends on their ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If they do not offer products that appeal to consumers, our sales and market share will decrease. They must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If they do not accurately predict which shifts in consumer preferences will be long-term, or if they fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If they fail to expand our product offerings successfully across product categories, or if they do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact   their   business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive retailer space. Additionally, the product may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding the Company's reputation and brand image are essential to their business success. They seek to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect their brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on their advertising, consumer promotions and marketing, or their response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage their reputation and brand image, undermine their customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company currently obtains components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting their ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on their suppliers, also could affect their ability to obtain components. Therefore, the Company remains subject to significant risks of supply shortages and price increases.

Their products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet their requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to the Company adversely affecting their business and   results   of   operations.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Dan Abenhaim, Louis Terline, and Jeff Madalena. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

The Company has outstanding related party liabilities. On January 6, 2016, the Company issued a promissory note payable to a member for proceeds of $600,000. The note carries interest at 2% per annum and is due in equal quarterly payments of $20,000 from April 1, 2017 through maturity date of January 2, 2021. As of December 31, 2017 and 2016, no scheduled quarterly payments have been made. During the years ended December 31, 2017 and 2016, the Company was advanced funds from a member to be used to fund operations. These advances were noninterest-bearing and carried no interest rate or other unique provisions. Advances of $70,000 and $259,405 were received during the years ended December 31, 2017 and 2016, respectively. At December 31, 2017 and 2016, member advances outstanding totaled $329,405 and $249,405, respectively. During 2017 and 2016, the Company had one office/retail location and three operating retail locations in which a member of the Company was named as the lessee of the property, but allowed the Company to operate in the leased spaces and required the Company to make all required payments to the lessor on behalf of the member lessee. Two of the retail locations were in Los Angeles, California, and the other retail location and office/retail space were in New York City, New York. The two leases in California terminated, and the retail locations were closed, in April 2018 and July 2016, respectively. The New York lease for the retail locations terminated, and the retail location was closed, in August 2018. The lease agreement for the office/retail location terminated, and the retail location was closed, in October 2018. The Company is moving away from the traditional brick and mortar retail model, and instead is focusing on shorter-term 'pop-up' locations. For the year ended December 31, 2017 and 2016, rent expense paid for retail space provided by member lessee totaled $305,616 and $583,961, respectively.

The Company has pending litigation. Oak NYC Apparel Co., LP, the entity wholly owned by Oak & Partners Apparel, LLC, is currently involved in an ongoing lawsuit. This lawsuit involves a wrongful termination suit from a former employee of a retail store that was closed. Oak NYC Apparel Co., LP has submitted an Answer and Affirmative Defenses in response to the complaint. Oak is seeking for the Complaint to be dismissed and costs of suit and attorney's fees to be recovered on the grounds that the Plaintiff was an at-will employee and the termination was not wrongful under the facts or law.

The Company's agent for service of process is one of the founders. Although a Company is not legally required to have a professional registered agent, there are risks inherent in choosing an individual to serve in this role. Specifically, there is a risk that the individual may not be at the office location registered with the state when process is delivered, or that the service of process may be left with another person. In some cases, an unsuccessful attempt at serving the registered agent allows a court to order "substituted service" such as by serving the Secretary of State, or by posting or publishing the process documents. Furthermore, an individual may move his or her office, may leave the company's employ, be transferred to another state, or for another reason need to be replaced. In those cases, the registered agent's name and/or address on file with the Secretary of State will have to be updated. If there is a gap in time before the records are updated, the company may not receive notice of litigation. Additionally, an individual registered agent may mishandle or ignore the documents because of a lack of training, lack of time or time management, personal issues, or other reasons. In any of these cases, the company may fail to respond to the lawsuit in time, which could result in a default judgment, or the registered agent or counsel not receiving notice of the lawsuit in time to respond. This could have negative consequences on the Company's operations including mismanagement of litigation, which could be time-consuming and expensive and could divert management's attention. In addition to the above consequences, not appointing a professional registered agent may indicate poor corporate governance or legal oversight.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,500,000 valuation cap, so you should not view the $3,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 75.5% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

New York City-based digitally native brand offering men's and women's clothing, shoes, and accessories. We provide our customers with creative, comfortable, and stylish wardrobe pieces as an alternative to overpriced streetwear brands.

OAK was born in Williamsburg, Brooklyn in 2004 - created by Jeff Madalena and Louis Terline. The two wanted OAK to be trend driven without being trendy - featuring timeless color palettes and silhouettes that would serve as the middle ground between overpriced luxury brands and fast fashion.

Oaknyc.com has acquired over 200,000 email subscribers by opening 10 pop-up stores in Tokyo, Paris, NY, and LA. OAK now currently operates an e-commerce platform as well as 4 pop-up store locations in New York and LA. OAK is also distributed in retailers such as Shopbop and The Outnet.

Our growth strategy is to develop a digitally native brand similar to Everlane and Bonobos. However, we also see an opportunity to target Millennials and Generation X consumers that are looking for an edgier but approachable look. We also have a proven successful concept of opening short term retail stores. This, partnered with our e-commerce platform, showed that this strategy was an effective way to boost our brand awareness and online sales. According to Forbes, "when a retailer opens a new store, on average, that brand's website traffic increases by 37%".

OAK was acquired by American Apparel, the publicly traded company, in 2013. Following this, there was a management buyout in 2016 where the original founders decided to take the creative lead of the brand again. OAK evolved to selling exclusively its in-house labels.

Business Plan

Business Model

OAK specializes in producing creative essentials in apparel and lifestyle products for both women and men. As quoted by Vogue "Leather, jeans, bombers, and boots are the brand's backbones." From the very beginning, OAK has retained an authentic and ultra downtown New York aesthetic. Their core collections are consistently comprised of closet essentials that are timeless and versatile. All of the in-house OAK brand is designed within the Brooklyn headquarters. The brand has a strong focus on having an omnichannel presence with an emphasis on e-commerce and retail stores. While Everlane offers affordable basics and Bonobos offers customizable menswear, OAK aims to produce creative and accessible streetwear essential wardrobe staples. In 2017, Business of Fashion stated that "high-end streetwear helped boost global sales of luxury personal goods by 5% this year to an estimated $309 billion," which shows the extent of the market opportunity and demand for premium and luxury streetwear pieces. Additionally, OAK has led a retail satellite strategy that we have seen to be a cost-efficient and effective way to increase brand awareness and our email subscriber list.

Key Figures

Lifetime Online Revenue: $10MIL+
Email subscriber list: 200K+
Average Order Value: $167
Average Price Point: $71.00
Repeat purchase rate: 36%
Lifetime Value: $405
Gross Margin: 67%
Customer Acquisition Cost: $77.50

Target Market

The OAK target customer is creative and appreciates original designs but also looks for mid-priced wardrobe pieces that will last them a lifetime in terms of versatility, quality, and style. They are usually Millennials and or within Generation X. Our customers are typically 25-34 years old and tend to live in urban cities such as NYC, LA, or San Francisco. OAK's clientele, both online and in-stores, has historically been approximately 58/42 female and male. They look for "creative essentials" - something that OAK has produced for over 15 years. The typical customer tends to shop with brands that offer an omnichannel experience - especially in terms of social media, retail, and e-commerce.

Competitive Edge

What makes OAK unique is our vast experience in the fashion industry, gaining us credibility as fashion innovators and influencers. Opening our e-commerce site in 2006 made us one of the early boutiques to launch an online store at the time. The signature OAK aesthetic is well known for its versatility, accessible prices, authentic New York downtown edge, and affordable streetwear appeal - reasons why people instantly recognize an OAK design and why many customers have stayed loyal to OAK for years and years. We believe that OAK represents everything that is New York, but in a way that is approachable to everyone - from our store interiors to our apparel designs, price points, employees, and e-commerce site.

Press Mentions

VOGUE: "OAK is so New York and is inextricably linked to a Gotham-esque, all-black-everything look."

GQ: "OAK, the brand known for their black, drapey, next-level-cool clothes and for their chic shops"

WWD: OAK "offered a wearable wardrobe that also tapped into the current streetwear trend."

Digiday: "Special versions of basics, which paired well with Oak's designer separates, were previously missing from the market."

HIGHSNOBIETY: "Drawing upon the culture of work versus cultural exploration, the brand seeks to create a similar feel to the concept by introducing pieces with a heavy emphasis of aesthetic form and functionality."

The Company's Products and/or Services

Product / Service	Description	Current Market
Men and Women's Apparel	Online retailer that produces creative essentials	Men and women ages 18-38 who have creative interests

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are creative and appreciate original designs but also looks for mid-priced wardrobe pieces that will last them a lifetime in terms of versatility, quality, and style. They are usually Millennials and or within Generation X. Our customers are typically 25-34 years old and tend to live in urban cities such as NYC, LA, or San Francisco. OAK's clientele, both online and in-stores, has historically been approximately 58/42 female and male. They look for "creative

essentials" - something that OAK has produced for over 15 years. The typical customer tends to shop with brands that offer an omnichannel experience - especially in terms of social media, retail, and e-commerce..

Intellectual Property

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88021206	On-line retail store services featuring clothing, jewelry, sunglasses, perfume, cologne and clothing accessories; Retail apparel stores	OAK	June 29, 2018	December 11, 2018	United States
88021145	On-line retail store services featuring clothing, jewelry, sunglasses, perfume, cologne and clothing accessories; Retail apparel stores	OAK NYC	June 29, 2018	December 25, 2018	United States

Litigation

Oak NYC Apparel Co., LP, the entity wholly owned by Oak & Partners Apparel, LLC, is currently involved in an ongoing lawsuit. This lawsuit involves a wrongful termination suit from a former employee of a retail store that was closed. Oak NYC Apparel Co., LP has submitted an Answer and Affirmative Defenses in response to the complaint. Oak is seeking for the Complaint to be dismissed and costs of suit and attorney's fees to be recovered on the grounds that the Plaintiff was an at-will employee and the termination was not wrongful under the facts or law.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	5%	5%	5%
General Expenses	10%	10%	10%
Payrollts	15%	15%	15%
Online Contribution	15%	15%	15%
Rent	20%	20%	20%
COGs	35%	35%	35%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Louis Terline	Co-Founder, Co-Creative Director (2004 - present)	Co-Founder, Co-Creative Director (2004 - present): Oversee all creative work including photoshoots, graphics, advertising, web design as well as store design.
Jeff Madalena	Co-Founder, Co-Creative Director (2004 - present)	Co-Founder, Co-Creative Director (2004 - present): Oversee the product development, design, pricing as well as merchandising.
Dan Abenhaim	Business Director (2016 - present)	Business Director (2016 - present): Oversee leasing, operations, budgets as well as new partnerships.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 10 Employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	5,000,000	YES	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	American Express Merchant Financing	$493,685	4.9%	N/A	N/A	March 1, 2019	N/A
Promissory Note	Nonu	$600,000	2%	N/A	N/A	January 2, 2021	N/A

Ownership
he Company is owned by a few individuals. Those individuals are Dan Abenhaim, Louis Terline, and Jeff Madalena.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
9523693 CANADA INC. (Dan Abenhaim)	Common Stock	24.5%
9523669 CANADA INC. (Nonu Ifergan)	Common Stock	51%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
OAK & Partners Apparel, LLC ("the Company") was is a limited liability company organized on January 3, 2016 under the laws of the state of New York, and is currently headquartered in New York, New York. The Company is an online retailer of men's and women's apparel and creative essentials that are trend driven, without being trendy. Designed in New York city, apparel and accessories consist of basics that compliment seasonal fashion trends. The Company also operates retail locations in New York (New York City and Brooklyn) and California (Los Angeles).

Oak NYC Apparel Co., L.P. ("the LP") was incorporated in January of 2016 under the laws of the state of New York, and is currently headquartered in New York, New York. On February 1, 2019, the members of the LP executed an amended and restated operating agreement by which the members of LP became members in the Company. The membership interests transferred were not altered as part of the exchange. For financial statement purposes, the transaction was treated as a reverse acquisition by the Company, with the Company being the acquirer and LP being the acquiree. Accordingly, the Company's financial statements have been prepared to give retroactive effect to the reverse acquisition and represent the operations of LP.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $25,000 in cash on hand as of February 12, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Equity – Common Units	January 6,2016	Private placement	Common Units	2,550,000	Operating capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

_____

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:
- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company[, as described in the certificate of incorporation].

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another

crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

On January 6, 2016, the Company issued a promissory note payable to a member for proceeds of $600,000. The note carries interest at 2% per annum and is due in equal quarterly payments of $20,000 from April 1, 2017 through maturity date of January 2, 2021. As of December 31, 2017 and 2016, no scheduled quarterly payments have been made.

The Company recognized interest expense of $12,000 for both years ended December 31, 2017 and 2016. Accrued interest associated with the promissory note is $24,000 and $12,000, at December 31, 2017 and 2016, respectively. Future minimum principal payments on the promissory note are as follows at December 31:

2018	$120,000
2019	$80,000
2020	$80,000
2021	$320,000
Total	$600,000

During the years ended December 31, 2017 and 2016, the Company was advanced funds from a member to be used to fund operations. These advances were noninterest bearing and carried no interest rate or other unique provisions. Advances of $70,000 and $259,405 were received during the years ended December 31, 2017 and 2016, respectively. At December 31, 2017 and 2016, member advances outstanding totaled $329,405 and $249,405, respectively.

During 2017 and 2016, the Company had one office/retail location and three operating retail locations in which a member of the Company was named as the lessee of the property, but allowed the Company to operate in the leased spaces and required the Company to make all required payments to the lessor on behalf of the member lessee. Two of the retail locations were in Los Angeles, California, and the other retail location and office/retail space were in New York City, New York. The two leases in California terminated, and the retail locations were closed, in April 2018 and July 2016, respectively. The New York lease for the retail locations terminated, and the retail location was closed, in August 2018. The lease agreement for the office/retail location terminated, and the retail location was closed, in October 2018. The Company is moving away from the traditional brick and mortar retail model, and instead is focusing on shorter term 'pop-up' locations.

For the year ended December 31, 2017 and 2016, rent expense paid for retail space provided by member lessee totaled $305,616 and $583,961, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company

accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dan Abenhaim
_____
(Signature)

Dan Abenhaim
_____
(Name)

Business Director, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Dan Abenhaim
_____
(Signature)

Dan Abenhaim
_____
(Name)

Business Director, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

March 1, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



OAK & PARTNERS APPAREL, LLC

(a New York Limited Liability Company)

Consolidated Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

OAK & PARTNERS APPAREL, LLC
For the Year and Period from January 7, 2016 (inception) Ended December 31, 2017 and 2016

Table of Contents



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of
OAK & Partners Apparel, LLC
New York, New York

We have reviewed the accompanying financial statements of OAK & Partners Apparel, LLC. ("the Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations and changes in members' equity, and cash flows for the year and period from January 7, 2016 (inception) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Other Matter

As disclosed in Note 6 of the financial statements, the Company has incurred significant losses from inception. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

February 6, 2019

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

OAK & PARTNERS APPAREL, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2017 and 2016

(unaudited)

Assets		2017		2016
Current assets				
Cash and cash equivalents	$	16,595	$	113,309
Accounts receivable, net		74,135		13,700
Inventory, net		648,420		918,322
Prepaid expenses		80,696		85,245
Total current assets		819,846		1,130,576
Property and equipment, net		119,407		106,288
Intangible assets, net		24,000		27,000
Deposits and prepaid rent		24,500		-
Total assets	$	987,753	$	1,263,864
Liabilities and members' equity				
Current liabilities				
Accounts payable and accrued liabilities	$	340,692	$	484,994
Accrued interest		24,000		12,000
Member advances		329,405		259,405
Related party note payable, current portion		120,000		40,000
Total current liabilities		814,097		796,399
Related party note payable, noncurrent portion		480,000		560,000
Total liabilities		1,294,097		1,356,399
Commitments and contingencies		-		-
Total members' equity		(306,344)		(92,535)
Total liabilities and members' equity	$	987,753	$	1,263,864

See accountants' review report and accompanying notes to the financial statements.

OAK & PARTNERS APPAREL, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the year and period from January 7, 2016 (inception) ended December 31, 2017 and 2016

(unaudited)

	2017	2016
Sales		
Retail stores	$ 2,112,456	$ 1,730,004
Online	1,250,302	1,065,963
Wholesale	297,810	361,133
Returns and refunds	(221,519)	(188,881)
Sales, net	3,439,049	2,968,219
Cost of goods sold	1,742,343	1,249,336
Gross profit	1,696,706	1,718,883
Operating expenses		
Payroll and related expenses	967,378	1,022,038
Rent and utilities	403,910	645,838
General and administrative	281,933	239,566
Professional fees	124,975	140,610
Travel	51,962	90,803
Advertising and marketing	48,911	154,712
Depreciation and amortization	19,447	16,851
Total operating expenses	1,898,516	2,310,418
Other expense		
Interest expense	12,000	12,000
Net loss	$ (213,810)	$ (603,535)
Changes in members' equity		
Beginning partnership equity	$ (92,535)	$ -
Capital contributions	-	511,000
Capital distributions	-	-
Net loss	(213,810)	(603,535)
Ending members' equity	$ (306,344)	$ (92,535)

See accountants' review report and accompanying notes to the financial statements.

OAK & PARTNERS APPAREL, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year and period from January 7, 2016 (inception) ended December 31, 2017 and 2016

(unaudited)

	2017	2016
Cash flows from operating activities		
Net loss	$ (213,810)	$ (603,535)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	22,447	19,851
Changes in operating assets and liabilities:		
Accounts receivable	(60,435)	(13,700)
Inventory	269,902	(918,322)
Prepaid expenses	4,549	(85,245)
Other assets	-	-
Deposits and prepaid rent	(24,500)	-
Accounts payable and accrued liabilities	(144,302)	484,994
Accrued interest	12,000	12,000
Net cash used by operating activities	(134,150)	(1,103,957)
Cash flows from investing activities		
Purchases of property and equipment	(32,565)	(123,139)
Purchase of intangible assets	-	(30,000)
Net cash used by investing activities	(32,565)	(153,139)
Cash flows from financing activities		
Member contributions	-	511,000
Proceeds from issuance of related party note payable	-	600,000
Proceeds from member advances	70,000	259,405
Net cash provided by financing activities	70,000	1,370,405
Net increase (decrease) in cash and cash equivalents	(96,714)	113,309
Cash and cash equivalents, beginning	113,309	-
Cash and cash equivalents, ending	$ 16,595	$ 113,309
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

OAK & PARTNERS APPAREL, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the year and period from January 4, 2016 (inception) ended December 31, 2017 and 2016

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

OAK & Partners Apparel, LLC ("the Company") was is a limited liability company organized on January 3, 2016 under the laws of the state of New York, and is currently headquartered in New York, New York. The Company is an online retailer of men's and women's apparel and creative essentials that are trend driven, without being trendy. Designed in New York city, apparel and accessories consist of basics that compliment seasonal fashion trends. The Company also operates retail locations in New York (New York City and Brooklyn) and California (Los Angeles).

Oak NYC Apparel Co., L.P. ("the LP") was incorporated in January of 2016 under the laws of the state of New York, and is currently headquartered in New York, New York. On February 1, 2019, the members of the LP executed an amended and restated operating agreement by which the members of LP became members in the Company. The membership interests transferred were not altered as part of the exchange. For financial statement purposes, the transaction was treated as a reverse acquisition by the Company, with the Company being the acquirer and LP being the acquiree. Accordingly, the Company's financial statements have been prepared to give retroactive effect to the reverse acquisition and represent the operations of LP.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the LP, a wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $48,911 and $154,712 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company records revenue from three core revenue streams: (1) sales at retail store locations; (2) sales through the Company's website; and (3) sales through the Company's wholesale channels. Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts which may at times exceed federally insured limits. No losses have been recognized on any amounts held in excess of federally insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for uncollectible accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers customer creditworthiness, past transaction history with the customer, current industry trends, and changes in customer payments terms when determining the collectability of specific customer accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. At December 31, 2017 and 2016, no allowance for uncollectible accounts was deemed necessary.

At December 31, 2017 and 2016, 68% and 100% of accounts receivable were due from one customer and four customers, respectively.

Inventory

Inventory is stated at the lower of cost or market and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserves against inventory as deemed necessary. At December 31, 2017 and 2016, no such impairment charge was deemed necessary.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed and the net amount, less proceeds received, is charged or credited to other income or expense. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Intangible Assets

Intangible assets are initially measured at cost. Amortization is expensed on a straight-line basis over the estimated useful lives. The Company reviews recoverability of intangible assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at either December 31, 2017 or 2016.

Organization Costs

Organization costs, including legal fees, are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized organization costs of $855 and $77,645, respectively, which are recorded as professional fees on the consolidated statements of operations and changes in members' equity.

Shipping and Handling Costs

Shipping and handling costs incurred to obtain inventory are capitalized as inventory cost as incurred. Shipping and handling costs incurred to deliver goods to customers are expensed as cost of goods sold as incurred.

Income Taxes

As a limited partnership, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal and New York State jurisdictions.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic companies for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

Management has evaluated events through February 6, 2019, the date that these consolidated financial statements were available to be issued and identified the events detailed in Note 8.

NOTE 2 – MEMBERSHIP EQUITY

The Company has 8,200,000 shares of membership units authorized at both December 31, 2017 and 2016. Authorized membership units consist of three classes: (1) 7,000,000 designated common units (some of which may be issued as subordinated units); (2) subordinated units; and (3) 1,200,000 designated seed preferred units. At December 31, 2017 and 2016, 5,000,000 common units are issued and outstanding.

The Company may issue common membership units that are designated subordinated units. Subordinated units represent a 'profits interest' and are subject to vesting and liquidation restrictions that are determined by the members of the Company at the date the award is granted. Subordinated units share the same liquidation and distribution rights as common units.

Seed preferred units have voting power equal to the equivalent number of common units on an as-converted basis, and may be converted upon: (1) voluntary election of the holder or (2) upon the closing of the sale of common units in an underwritten public offering resulting in at least $20,000,000 of gross proceeds (mandatory conversion). Holders of seed preferred units receive preference in distributions of the Company's net assets resulting from liquidation, dissolution, or winding up of the Company, as defined in the operating agreement.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2017	2016
Leasehold improvements	$ 71,558	$ 56,558
Furniture and fixtures	67,719	53,153
Computer equipment	10,428	10,428
	149,705	120,139
Accumulated depreciation	(30,298)	(13,851)
Total property and equipment	$ 119,407	$ 106,288

During the years ended December 31, 2017 and 2016, the Company recognized depreciation expense of $16,447 and $13,851, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

On January 6, 2016, the Company issued a promissory note payable to a member for proceeds of $600,000. The note carries interest at 2% per annum and is due in equal quarterly payments of $20,000 from April 1, 2017 through maturity date of January 2, 2021. As of December 31, 2017 and 2016, no scheduled quarterly payments have been made.

The Company recognized interest expense of $12,000 for both years ended December 31, 2017 and 2016. Accrued interest associated with the promissory note is $24,000 and $12,000, at December 31, 2017 and 2016, respectively.

Future minimum principal payments on the promissory note are as follows at December 31:

2018	$	120,000
2019		80,000
2020		80,000
2021		320,000
Total	$	600,000

During the years ended December 31, 2017 and 2016, the Company was advanced funds from a member to be used to fund operations. These advances were noninterest bearing and carried no interest rate or other unique provisions. Advances of $70,000 and $259,405 were received during the years ended December 31, 2017 and 2016, respectively. At December 31, 2017 and 2016, member advances outstanding totaled $329,405 and $249,405, respectively.

During 2017 and 2016, the Company had one office/retail location and three operating retail locations in which a member of the Company was named as the lessee of the property, but allowed the Company to operate in the leased spaces and required the Company to make all required payments to the lessor on behalf of the member lessee. Two of the retail locations were in Los Angeles, California, and the other retail location and office/retail space were in New York City, New York. The two leases in California terminated, and the retail locations were closed, in April 2018 and July 2016, respectively. The New York lease for the retail locations terminated, and the retail location was closed, in August 2018. The lease agreement for the office/retail location terminated, and the retail location was closed, in October 2018. The Company is moving away from the traditional brick and mortar retail model, and instead is focusing on shorter term 'pop-up' locations.

For the year ended December 31, 2017 and 2016, rent expense paid for retail space provided by member lessee totaled $305,616 and $583,961, respectively.

NOTE 5 – OPERATING LEASES

During 2017, the Company executed a lease agreement to lease retail space in Millburn, New Jersey. The lease commenced June 2017 and terminated December 2017. Prior to termination, the Company extended the lease through June 2018. Upon termination of extended lease period, the Company vacated the space.

During 2017, the Company executed a lease agreement to lease retail space in Los Angeles, California. The lease commenced December 2017 and terminated April 2018.

For the years ended December 31, 2017 and 2016, the Company recognized rent expense on leases in which it was named the lessee of $39,614 and $0, respectively.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $817,343 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of ownership interest, its ability to market and sell its products, and ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 – INTANGIBLE ASSETS

As part of the January 7, 2016 assignment agreement (See Note 2) the Company obtained various intangible assets including trademarks, websites, and customer lists. The Company estimated the fair value of these intangible assets to be $30,000 on the date the assets were acquired through the assignment agreement.

The cost basis of intangible assets is $30,000 at both December 31, 2017 and 2016. Accumulated amortization at December 31, 2017 and 2016 is $6,000 and $3,000, respectively.

NOTE 8 – SUBSEQUENT EVENTS

During March 2018, the Company received proceeds of $500,000 through the execution of a business loan. The loan is to be repaid through twelve monthly payments of $43,708, with the last payment due March 1, 2019. Total interest to be paid over the term of the loan is $24,500.

During October 2018, the Company executed a $661,000 business loan, which includes cash proceeds of $426,711 and $234,289 of principal outstanding on the March 2018 business loan. The loan is to be repaid through twelve monthly payments of $57,782, with the last payment due October 14, 2019. Total interest to be paid over the term of the loan is $32,389. As of the report date, the outstanding balance on the business loan is $493,685.

During 2018, the Company received proceeds of $80,000 through additional members advances. These advances carry no interest and have no maturity date.

EXHIBIT C
PDF of SI Website

OAK



CREATIVE ESSENTIALS THAT ARE TREND DRIVEN WITHOUT BEING TRENDY.

1

This presentation contains offering materials prepared solely by Oak & Partners Apparel, LLC without the assistance of SI Securities,
Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the
and strategy, and its industry. These statements reflect management's current views with respect to future events based informatio
subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to pla
forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels
achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accura
forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

2

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New York City-based digitally native brand offering trend-driven creative essentials

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

OAK is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by OAK without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $10M in online lifetime sales with a subscriber list of over 200,000 emails. Average order value is $167. Lifetime value is $405.
- Media mentions by Vogue, GQ, Refinery29, Digiday, NY Times, and WWD.
- OAK has been seen on celebrities including Miley Cyrus, Jared Leto, Zoe Kravitz, A$AP Rocky, Hailey Baldwin, Karlie Kloss, and Jaden Smith.
- Creative directors have 15+ years experience in design, manufacturing, and production.
- CEO worked with American Apparel as the fashion brand expanded and grew revenue to over 200 stores in 19 countries.

Fundraise Highlights

- Total Round Size: US $2,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $12,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

New York City based digitally native brand offering men's and women's clothing, shoes, and accessories. We provide our customers with creative, comfortable, and stylish wardrobe pieces as an alternative to overpriced streetwear brands.

PROFILE MENU

[illegible] wanted OAK to be trend driven without being trendy - featuring timeless color palettes and silhouettes that would serve as the middle ground between overpriced luxury brands and fast fashion.

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OakNYC.com has acquired over 200,000 email subscribers by opening 10 pop-up stores in Tokyo, Paris, NY, and LA. OAK now currently operates an e-commerce platform as well as 4 pop-up store locations in New York and LA. OAK is also distributed in retailers such as Shopbop and The Outnet.

Our growth strategy is to develop a digitally native brand similar to Everlane and Bonobos. However, we also see an opportunity to target Millennials and Generation X consumers that are looking for an edgier but approachable look. We also have a proven successful concept of opening short term retail stores. This, partnered with our e-commerce platform, showed that this strategy was an effective way to boost our brand awareness and online sales. According to Forbes, "when a retailer opens a new store, on average, that brand's website traffic increases by 37%".

OAK was acquired by American Apparel, the publicly traded company, in 2013. Following this, there was a management buyout in 2016 where the original founders decided to take the creative lead of the brand again. OAK evolved to selling exclusively its in-house labels.

Product & Service

Business Model

OAK specializes in producing creative essentials in apparel and lifestyle products for both women and men. As quoted by Vogue "Leather, jeans, bombers, and boots are the brand's backbones." From the very beginning, OAK has retained an authentic and ultra downtown New York aesthetic. Their core collections are consistently comprised of closet essentials that are timeless and versatile. All of the in-house OAK brand is designed within the Brooklyn headquarters. The brand has a strong focus on having an omnichannel presence with an emphasis on e-commerce and retail stores. While Everlane offers affordable basics and Bonobos offers customizable menswear, OAK aims to produce creative and accessible streetwear essential wardrobe staples. In 2017, Business of Fashion stated that "high-end streetwear helped boost global sales of luxury personal goods by 5% this year to an estimated $309 billion," which shows the extent of the market opportunity and demand for premium and luxury streetwear pieces. Additionally, OAK has led a retail satellite strategy that we have seen to be a cost-efficient and effective way to increase brand awareness and our email subscriber list.

Key Figures

- Lifetime Online Revenue: $10MIL+
- Email subscriber list: 200K+
- Average Order Value: $167
- Average Price Point: $71.00
- Repeat purchase rate: 36%
- Lifetime Value: $405
- Gross Margin: 67%
- Customer Acquisition Cost: $77.50

Target Market

The OAK target customer is creative and appreciates original designs but also looks for mid-priced wardrobe pieces that will last them a lifetime in terms of versatility, quality, and style. They are usually Millennials and or within Generation X. Our customers are typically 25-34 years old and tend to live in urban cities such as NYC, LA, or San Francisco. OAK's clientele, both online and in-stores, has historically been approximately 58/42 female and male. They look for "creative essentials" - something that OAK has produced for over 15 years. The typical customer tends to shop with brands that offer an omnichannel experience - especially in terms of social media, retail, and e-commerce.

Competitive Edge

What makes OAK unique is our vast experience in the fashion industry, gaining us credibility as fashion innovators and influencers. Opening our e-commerce site in 2006 made us one of the early boutiques to launch an online store at the time. The signature OAK aesthetic is well known for its versatility, accessible prices, authentic New York downtown edge, and affordable streetwear appeal - reasons why people instantly recognize an OAK design and why many customers have stayed loyal to OAK for years and years. We believe that OAK represents everything that is New York, but in a way that is approachable to everyone - from our store interiors to our apparel designs, price points, employees, and e-commerce site.

Press Mentions

VOGUE: "OAK is so New York and is inextricably linked to a Gotham-esque, all-black-everything look."

GQ: "OAK, the brand known for their black, drapey, next-level-cool clothes and for their chic shops"

WWD: OAK "offered a wearable wardrobe that also tapped into the current streetwear trend."

Digiday: "Special versions of basics, which paired well with Oak's designer separates, were previously missing from the market."

HIGHSNOBIETY: "Drawing upon the culture of work versus cultural exploration, the brand seeks to create a similar feel to the concept by introducing pieces with a heavy emphasis of aesthetic form and functionality."

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Team Story

OAK's leadership team is comprised of Jeff Madalena, Louis Terline, and Dan Abenhaim. The 3 have garnered significant experience within the fashion and apparel industry. Jeff and Louis started OAK 15 years ago with the objective to sell creative essentials from up and coming designers to their customers in New York City. They were one of the early boutiques to launch an e-commerce platform in 2006. They were also one of the early brands to open a store in the then-emerging area of Williamsburg in 2005 - now one of the most highly sought after and trendy areas in New York City to have a physical retail presence in. Throughout the years, they recognized the importance and demand for high quality and stylish basics. There was a very clear reflection of Louis and Jeff's unique eye for emerging contemporary designers (that are now some of the most highly recognized and respected brands in the fashion industry) in their retail and online stores. Dan joined OAK in 2016 as the Business Director - bringing along his experience in launching over 200 retail activations globally at American Apparel, he saw great potential in OAK.

Directors and Officers

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Dan Abenhaim

BUSINESS DIRECTOR

Dan Abenhaim is Oak's CEO, reporting to shareholders of the company. Dan is responsible for strategy, real estate & development, and operations of Oak's physical stores, online store, and wholesale division. Since joining Oak in 2016, Dan has integrated Oak's physical and digital retail businesses to create a seamless customer experience. Dan has also worked with his creative partners to make Oak independent from other brands and stabilize the company's bottom line after American Apparel's bankruptcy.

Dan joined Oak from American Apparel, where he served as global real estate & development director and led the company through its global retail expansion by opening over 200 stores in 19 countries. In conjunction with this role at AA, Dan was also country manager for Canada. He oversaw the operation of the wholesale, online, and retail divisions in these countries. Prior to American Apparel, Dan worked for various independent fashion designers in Montreal. Dan holds an electrical and computer engineering degree from McGill University in Montreal.



Jeff Madalena

CO-FOUNDER / CO-CREATIVE DIRECTOR

Jeff started OAK with Louis in 2004. Originally from Northern California, Jeff did his business degree at UC Berkeley and a fashion design post-grad degree at Parsons School of Design. Jeff also works as a part time professor at his alumni college - Parsons School of Design. Jeff and louis repurchased Oak back from American Apparel in 2016 to help continue to evolve and creatively direct the OAK brand.



Louis Terline

CO-FOUNDER / CO-CREATIVE DIRECTOR

Louis - a native to New York City - along with Jeff, founded OAK in 2004 in Brooklyn, New York. Before starting OAK, Louis graduated from Pratt Institute with a major in art direction. With a calculated eye for emerging talent, in the first multi-brand iteration of OAK, both Louis and Jeff discovered and launched some of today's biggest brands and also eventually started the OAK in-house brand, which is now recognized across the fashion industry for its dark, worn-in and edgy aesthetic.

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Q&A with the Founder

Q: Please detail the current stage of your product/platform development.

OAK: We currently have a fully developed e-commerce site, fully functioning direct-to-consumer retail stores, and a wholesale division. OAK has a full line of both men's and women's collections that are available to purchase via each of these channels.

Q: Please detail your supply chain, manufacturing, and distribution.

OAK: OAK ethically sources manufacturing from around the world. We sell directly to the end consumer via our online store and retail activations.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

OAK: We believe our competitors include Everlane, KITH, Opening Ceremony, DSTLD, Need Supply, COS, Bonobos, Cuyana, and All Saints. We are not a multi-brand retailer and sell our private label only (OAK and A/OK) – whereas KITH, Opening Ceremony, and Need Supply are all multi-brand. We are also more accessibly priced than All Saints and we believe we are more fashion-forward and outspoken than Everlane, Cuyana, and All Saints.

Q: Please describe your typical customer/user profile.

OAK:
Our typical customer around 18 to 38 years old and works in, or is interested in, creative industries such as advertising, architecture, art, design, fashion, film, music, performing arts, publishing, and beauty.

Q: Please outline your customer acquisition strategy.

OAK: We utilize the following methods for customer acquisition:

- Strategic social media marketing
- Collaborations with influencers
- Events for brand awareness
- Referral program
- Affiliate marketing program
- Public Relations
- SEO
- Segmented/geo-targeted emails

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,500,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000
Maximum Raise Amount:	US $2,500,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $2.1108
Pre-money valuation:	US $12,000,000
Option pool:	9.89%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While OAK has set an overall target minimum of US $500,000 for the round, OAK must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to OAK's Form C.
Regulation CF cap:	While OAK is offering up to US $2,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- Marketing
- Inventory
- Hiring
- Work Capital Reserves
- R&D Lifestyle and Children's Categories

If Maximum Amount Is Raised



- Marketing
- Inventory
- Hiring
- Work Capital Reserves
- Unspecified

Investor Perks

Invest by March 8, 2019 and receive an extra 10% of your investment in OAK credit.

- $1,000: all investors will receive an OAK Black Leather Skillman Wallet

- $2,000: the above plus 10% of investment in OAK credit

- $5,000: the above plus a personalized OAK standard hoodie with initials + pair of sneakers + 25% discount for a year

- $15,000: the above + 25% discount for 3 years + VIP customer service

- $25,000: the above + 25% lifetime discount

- $50,000 - the above plus dinner with the team in NYC (airfare and accommodations not included)

- $100,000 - the above plus airfare and accommodations included and inclusion in new product design workshops at NYC HQ

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

OAK & Partners Apparel, LLC ("the Company") was is a limited liability company organized on January 3, 2016 under the laws of the state of New York, and is currently headquartered in New York, New York. The Company is an online retailer of men's and women's apparel and creative essentials that are trend driven, without being trendy. Designed in New York city, apparel and accessories consist of basics that compliment seasonal fashion trends. The Company also operates retail locations in New York (New York City and Brooklyn) and California (Los Angeles).

Oak NYC Apparel Co., L.P. ("the LP") was incorporated in January of 2016 under the laws of the state of New York, and is currently headquartered in New York, New York. On February 1, 2019, the members of the LP executed an amended and restated operating agreement by which the members of LP became members in the Company. The membership interests transferred were not altered as part of the exchange. For financial statement purposes, the transaction was treated as a reverse acquisition by the Company, with the Company being the acquirer and LP being the acquiree. Accordingly, the Company's financial statements have been prepared to give retroactive effect to the reverse acquisition and represent the operations of LP.

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...from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $25,000 in cash on hand as of February 12, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Market Landscape



Retail e-commerce sales worldwide from 2017 to 2021 (in billion U.S. dollars)

Worldwide, experts predict that the fashion e-commerce segment will increase at a compound annual rate of 10.6% from $408 billion in 2017 to more than $706 billion by 2022. Direct-to-consumer digitally native brands represented 13% of all e-commerce sales with 81% of U.S. consumers planning to make at least one purchase from a direct-to-consumer brand within the next 5 years.

In 2018, the founder of streetwear brand Off-White, Virgil Abloh, was named men's artistic director of Louis Vuitton, one of the world's biggest and most powerful luxury brands. This proves the magnitude of the shift in fashion. Streetwear brands helped boost global sales of luxury personal goods by 5% in 2017 to an estimated $309 billion. OAK is a digital brand tapping into this fast-growing market by offering quality and creative luxury streetwear product but at a much more accessible price point.

From February 1 to May 23, 2018, an ICSC survey tracked retail web traffic and consumer brand awareness among emerging and established brands. They concluded that for emerging brands, new store openings drive an average 37% increase in web traffic following a store opening. OAK's online customer acquisition model will take advantage of the halo effect between online and retail.

Risks and Disclosures

The Company's cash position is relatively weak. The Company currently has approximately $25,000 in cash balances as of February 12, 2019. This equates to roughly 2 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company forecasts project 51% growth in revenue from 2019 to 2020. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for their products change continually. Their success depends on their ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If they do not offer products that appeal to consumers, our sales and market share will decrease. They must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If they do not accurately predict which shifts in consumer preferences will be long-term, or if they fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If they fail to expand our product offerings successfully across product categories, or if they do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact their business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive retailer space. Additionally, the product may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding the Company's reputation and brand image are essential to their business success. They seek to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect their brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on their advertising, consumer promotions and marketing, or their response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage their reputation and brand image, undermine their customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

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The Company currently obtains components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting their ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on their suppliers, also could affect their ability to obtain components. Therefore, the Company remains subject to significant risks of supply shortages and price increases.

Their products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet their requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to the Company adversely affecting their business and results of operations.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Dan Abenhaim, Louis Terline, and Jeff Madalena. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

The Company has outstanding related party liabilities. On January 6, 2016, the Company issued a promissory note payable to a member for proceeds of $600,000. The note carries interest at 2% per annum and is due in equal quarterly payments of $20,000 from April 1, 2017 through the maturity date of January 2, 2021. As of December 31, 2017 and 2016, no scheduled quarterly payments have been made. During the years ended December 31, 2017 and 2016, the Company was advanced funds from a member to be used to fund operations. These advances were noninterest-bearing and carried no interest rate or other unique provisions. Advances of $70,000 and $259,405 were received during the years ended December 31, 2017 and 2016, respectively. At December 31, 2017 and 2016, member advances outstanding totaled $329,405 and $249,405, respectively. During 2017 and 2016, the Company had one office/retail location and three operating retail locations in which a member of the Company was named as the lessee of the property, but allowed the Company to operate in the leased spaces and required the Company to make all required payments to the lessor on behalf of the member lessee. Two of the retail locations were in Los Angeles, California, and the other retail location and office/retail space were in New York City, New York. The two leases in California terminated, and the retail locations were closed, in April 2018 and July 2016, respectively. The New York lease for the retail locations terminated, and the retail location was closed, in August 2018. The lease agreement for the office/retail location terminated, and the retail location was closed, in October 2018. The Company is moving away from the traditional brick and mortar retail model, and instead is focusing on shorter-term 'pop-up' locations. For the year ended December 31, 2017 and 2016, rent expense paid for retail space provided by member lessee totaled $305,616 and $583,961, respectively.

The Company has pending litigation. Oak NYC Apparel Co., LP, the entity wholly owned by Oak & Partners Apparel, LLC, is currently involved in an ongoing lawsuit. This lawsuit involves a wrongful termination suit from a former employee of a retail store that was closed. Oak NYC Apparel Co., LP has submitted an Answer and Affirmative Defenses in response to the complaint. Oak is seeking for the Complaint to be dismissed and costs of suit and attorney's fees to be recovered on the grounds that the Plaintiff was an at-will employee and the termination was not wrongful under the facts or law.

The Company's agent for service of process is one of the founders. Although a Company is not legally required to have a professional registered agent, there are risks inherent in choosing an individual to serve in this role. Specifically, there is a risk that the individual may not be at the office location registered with the state when process is delivered, or that the service of process may be left with another person. In some cases, an unsuccessful attempt at serving the registered agent allows a court to order "substituted service" such as by serving the Secretary of State, or by posting or publishing the process documents. Furthermore, an individual may move his or her office, may leave the company's employ, be transferred to another state, or for another reason need to be replaced. In those cases, the registered agent's name and/or address on file with the Secretary of State will have to be updated. If there is a gap in time before the records are updated, the company may not receive notice of litigation. Additionally, an individual registered agent may mishandle or ignore the documents because of a lack of training, lack of time or time management, personal issues, or other reasons. In any of these cases, the company may fail to respond to the lawsuit in time, which could result in a default judgment, or the registered agent or counsel not receiving notice of the lawsuit in time to respond. This could have negative consequences on the Company's operations including mismanagement of litigation, which could be time-consuming and expensive and could divert management's attention. In addition to the above consequences, not appointing a professional registered agent may indicate poor corporate governance or legal oversight.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in OAK

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by OAK. Once OAK accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to OAK in exchange for your securities. At that point, you will be a proud owner in OAK.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, OAK has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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FAQs
SeedInvest

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now OAK does not plan to list these securities on a national exchange or another secondary market. At some point OAK may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when OAK either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is OAK's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the OAK's Form C. The Form C includes important details about OAK's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D
Investor Deck

OAK

CREATIVE ESSENTIALS THAT ARE TREND DRIVEN WITHOUT BEING TRENDY.



This presentation contains offering materials prepared solely by Oak & Partners Apparel, LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Oak is a New York City based digitally native brand offering trend-driven creative essentials disrupting the luxury streetwear market.

Our focus is on having a robust direct-to-customer e-commerce business for the creative fashion seeker.

- **FOUNDED & HEADQUARTERED IN BROOKLYN, NY**
- **OFFERS MEN'S AND WOMEN'S APPAREL & ACCESSORIES**
- **ONLINE LIFETIME SALES $10MIL+**
- **$167 AVERAGE CHECKOUT VALUE**
- **MANAGEMENT TEAM WITH OVER 45 YEARS COMBINED INDUSTRY EXPERIENCE**

3



DIGITALLY NATIVE DIRECT-TO-CONSUMER BRANDS HAVE BECOME WILDLY SUCCESSFUL.

OAK Recognized the huge demand for direct-to-consumer products but is tapping into the growing luxury streetwear market.

OAK

NYC based digitally native brand offering trend driven creative essentials

EVERLANE

Web-based clothing company selling modern essentials.

VALUED AT $350MIL+

Reformation

Online womenswear retailer that sells sustainable fashion-forward clothes.

VALUED AT $90MIL+

Outdoor Voices

An activewear brand selling both men's & women's lifestyle apparel and accessories.

VALUED AT $100MIL+

allbirds

Direct-to-consumer startup selling environmentally friendly footwear.

VALUED AT $1.4BIL

BONOBOS

An ecommerce brand that designs and sells customizable menswear.

VALUED AT $310MIL+

WARBY PARKER

Online retailer selling fashionable and affordable eyewear.

VALUED AT $1.75BIL

UNTUCKit

Casual men's shirts designed to be worn untucked.

VALUED AT $200MIL+

STREETWEAR IS THE MOST POPULAR & SOUGHT AFTER TREND IN THE FASHION INDUSTRY.

Not everyone can afford overpriced luxury streetwear. Many consumers want premium fashion options without having to break the bank but be stylish and comfortable at the same time.



BALENCIAGA
$850



YEEZY
$240



OFF-WHITE
$280

BOF

NEWS & ANALYSIS

Streetwear Bringing Steady Growth to Global Luxury Market

High-end streetwear helped boost global sales of luxury personal goods by 5 percent this year to an estimated €263 billion.



Louis Vuitton x Supreme Menswear Autumn 2017 / Source: Louis Vuitton

OAK COLLECTION





OAK TIMELINE

OAK'S FIRST STORE OPENS IN BROOKLYN

OAK'S BOND STREET NYC STORE OPENS

AMERICAN APPAREL BUYS OAK

MANAGEMENT BUYOUT OF OAK

OAK TARGETS DOUBLE REVENUE BY YEAR 2

2003

...

2008

2010

2012

2014

2016

2018

2020

2022

BRAND ORIGINS

AMERICAN APPAREL

DIGITIZATION

FUTURE PROJECTED GROWTH PERIOD

- OAK LAUNCHES RETAIL CUSTOMER ACQUISITION PROGRAM

- OAK EDITS OFFERING TO EXCLUSIVELY IN-HOUSE LABEL

- OAK OPENS FIRST RETAIL SATELLITE PROTOTYPE



JEFF MADALENA + LOUIS TERLINE, CREATIVE DIRECTORS

Jeff and Louis are industry veterans with an astute knowledge of the fashion and creative world and extensive experience in buying / sourcing / design / manufacturing / interiors / Art Direction / Pr / Real Estate.

With a calculated eye for emerging talent, they discovered and launched some of today's biggest brands Including: Acne / Alexander Wang / Band Of Outsiders / Hood By Air / Cheap Monday / Rick Owens Drkshdw / Rag & Bone / Rachel Comey.

Together they created Oak in 2004 and repurchased it from American Apparel in 2016 to bring it to its next evolution.

DAN ABENHAIM, CEO

Since joining Oak In 2016, Dan has integrated Oak's physical and digital retail businesses to create a seamless customer experience. Dan joined Oak from American Apparel where he served as Global Real Estate & Development Director And led the company through its global expansion by opening over 200 stores in 20 countries.

In conjunction with this role At AA, Dan was also country manager ror Canada And Israel. He oversaw the operation of the, e-commerce and retail divisions. Dan holds an Electrical And Computer Engineering Degree From Mcgill University In Montreal.

15 YEARS OF BRAND AND DESIGN CREDIBILITY

- EXISTING DESIGN TEAM

- EXISTING OPERATIONS TEAM

- EXISTING BEST-IN-CLASS WHOLESALE ACCOUNT NETWORK

- EXISTING ACTIVE WEBSITE WITH **$10 MILLION** LIFETIME SALES

- EXISTING MAILING LIST WITH HUNDREDS OF THOUSANDS OF SUBSCRIBERS

- EXISTING SOCIAL MEDIA CREDIBILITY IN THE FASHION WORLD AS INNOVATOR AND INFLUENCER

- EXISTING NAME RECOGNITION

- EXISTING PROFITABLE RETAIL LEASES

- EXISTING PRODUCTION RELATIONSHIPS AND VENDORS

- EXISTING ANNUAL REVENUES IN THE MILLIONS



WE WANT TO WIN THE WHITESPACE OF ESSENTIALS FOR CREATORS AND INNOVATORS

Oak offers apparel and accessories at an accessible price point while ensuring their customers have premium quality, unique styles and a memorable experience.



FASHION FORWARD
SIMPLE BASICS
LOW PRICE
HIGH PRICE
Off-White™
VETEMENTS
FEAR OF GOD
Totokaelo
OPENING CEREMONY
SSENSE
Supreme
OAK
KITH
JAMES PERSE
ALLSAINTS
COS
EVERLANE
CUYANA
BONOBOS

CONFIDENTIAL

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.



OAK'S TARGET MARKET

OAK → CREATIVE ESSENTIALS

Age: 21 - 35 Years Old
Industry: Creative Consultant, Graphic Design, Artist
Hobbies: Dive Bars, Store Events, Live Shows, Art Shows
Interests: Creative And Effortless Style Of Dressing, Likes To Spend More On Unique & High Quality Apparel
Brands They Shop At: Ssense, Rick Owens, Barneys New York, Kith, Need Supply, Totokaelo, Farfetch, Off-white



EVERLANE → BASIC ESSENTIALS

Age: 25 - 40 Years Old
Industry: Finance, Law, Human Resources, It, Sales
Hobbies: Brunch, Yoga, Rooftop Bars,
Interests: Basic Clothing Items That Aren't Fashion Forward, Sustainability, Tech Savvy
Brands They Shop At: Nordstrom, Zara, Topshop, Kate Spade, H&M, J.Crew

BRAND CREDIBILITY : ONLINE



WOMEN MEN OBJECTS SALE BLOG
OAK
SEARCH ACCOUNT CART (0)
SEARCH
MENU
SORT BY: NEWEST
OAK
LA SUEDE RENDER JACKET - CAMEL
$480.00 $360.00
OAK
$480.00 $360.00
OAK
LA SUEDE ROAMER - BLACK
OAK
LONG ZIP BOMBER - BLACK
OAK
LONG ZIP BOMBER - PUTTY
SALE
SHOP SALE
WOMEN
MEN

OAKNYC.COM

Oak Has A Fully Integrated, Mobile-friendly, E-commerce And Fulfillment Platform.

Average Impressions Per Month: 50,000 Impressions

Average Sale: $167 / Checkout

Average Margins: 67%

Average Price Point: $71

Repeat Purchase Rate: 36%

Lifetime Value: $405

12

BRAND CREDIBILITY : SOCIAL MEDIA

OAK HAS AN ACTIVE AND ENGAGED SOCIAL MEDIA WITH OVER **80K COMBINED FOLLOWERS.**

@OAKNYC

PLATFORM FOLLOWERS

Instagram	***41.2K***
Facebook	***25.3K***
Twitter	***12.1K***
Pinterest	***3.5K***


OAK
OAK
OAK
OAK
YO TYSON
OAK
OAK

BRAND CREDIBILITY : TASTEMAKER CLIENTS


IRON MAIDEN

Lady Gaga


OAK

Djibril Cisse



Justin Bieber



Miley Cyrus



Kendall Jenner



Karlie Kloss



A$ap Rocky



The 1975


OAK

Hailey Baldwin



Kylie Jenner



Halsey



Jaden Smith

14

BRAND CREDIBILITY : PRESS

DIGIDAY

NEWS DIGIDAY + IP PODCASTS EVENTS AWARDS CAREERS LOGIN

GLOSSY

'We know what not to do': Oak embarks on new, American Apparel-free era

DECEMBER 7, 2017 by Jill Manoff

VOGUE

FALL 2018 READY-TO-WEAR

Oak

COVERAGE COLLECTION ALL SEASONS

NEW YORK, FEBRUARY 9, 2018
by NICK REMSEN

"Without even realizing it, the story this season kind of created itself," said Oak's Louis Terline this afternoon. He was speaking to Oak's beat: "Slowly and always developing the base," meaning, sticking to the city-centric ready-to-wear that the label does well, but also allowing that core to move in a sunnier, westward direction. "The colors are lightened up, we found," said Oak's other half, Jeff Madalena. "[They have] to be because we're in Los Angeles so often," added Terline. "It just

GQ

Style Grooming Best Stuff Recommends Culture Fitness Travel & Eats

Style

The GQ+A: OAK Co-Founders Louis Terline and Jeff Madalena

BY JOHN JANNUZZI
February 12, 2015

OAK, the brand known for their black, drapey, next-level-cool clothes and for their chic shops, was recently bought up by the forever controversial behemoth American Apparel. Since purchasing OAK, AA founder Dov Charney (who was instrumental in the deal) has left the company, putting OAK in a bit of a limbo. We sat down with the OAK co-founders Louis Terline and Jeff Madalena (though it's clear Louis is the talker) to hear

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BUSINESS Gobbetti Bids Farewell to Christopher Bailey, Talks New Delivery Model

BUSINESS French Fashion Federation Reelects Ralph Toledano as President

MEN'S / MENS DESIGNER LUXURY

Oak Returns to Wholesaling at New York Fashion Week: Men's

Founders Louis Terline and Jeff Madalena have created a wholesale line of update basics.

Galore

GIRL CULT

Ross Black jacket: Cotton Citizen, Top: Necessity Sense, Pants: OAK NYC, Bandana/sunglasses: Stylists' own, Converse: Ross' own. Rock Leather jacket/shoes: OAK NYC, Top: Necessity Sense, Jeans/watch/belt/necklace: GUESS, Bandana: Stylist' own

CALIFORNIA ApparelNews

FASHION RUNWAY SWIM/SURF EVENTS TRADE SHOWS RETAIL MANUFACTURING TEXTILES INDUSTRY INDEX

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RETAIL

Former Owners Taking Back Oak NYC Stores from American Apparel

By Deborah Belgum | Wednesday, December 23, 2015

After months of negotiations, the former owners of the edgy and hip **Oak NYC** stores have reached an agreement to buy back their small retail chain from **American Apparel**.

After bidding twice for the retail chain of two stores in Los Angeles and two stores in the

GROWTH STRATEGY

1. DIGITAL ADVERTISING & SOCIAL MEDIA MARKETING
2. DISRUPTIVE SATELLITE RETAIL ACTIVATIONS
3. LAUNCH AN OAK APP
4. IMPROVE INVENTORY PREVENTING SELLOUTS AND ALLOWING FOR NEW CATEGORIES
5. UPGRADE E-COMMERCE PLATFORM & HIRE A TECH TEAM
6. COLLABORATE WITH OTHER BRANDS
7. INFLUENCER PARTNERSHIPS / BRAND AMBASSADORS


OAK

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

SALES CHANNELS

REVENUE BREAKDOWN

YEAR 5 PROJECTED NET REVENUE
$15.85 million



Third Party Collab
House Seasonal
House Brand
Wholesale

THIRD PARTY COLLABS: $625K *3.9%*
Full Mark-Up: 2.5X
Average Discount: 30.0%
Seasonal Turnover: 90.0%

HOUSE SEASONAL: $7.5M *47.2%*
Full Mark-Up: 5.2X
Average Discount: 30.0%
Seasonal Turnover: 90.0%

HOUSE BRAND: $5.3M *33.2%*
Full Mark-Up: 5.2X
Average Discount: 20.0%
Seasonal Turnover: 95.0%

WHOLESALE: $2.5M *15.6%*
Full Mark-Up: 2.0X
Seasonal Turnover: 99.0%









$15.85M
$12.1M
$8.5M
$15 million
$10 million
$5 million
SATELLITE
RETAIL
WHOLESALE
ONLINE
2019
2020
2021
Retail
Online
Satellite
Wholesale
ONLINE
WHOLESALE
SATELLITE
RETAIL

CONFIDENTIAL

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THREE YEAR PRO-FORMA

	2019		2020		2021	
Leased Retail Sales	$2,625,000	23.5%	$3,256,250	20.4%	$4,394,063	21.3%
Satellite Marketing Retail	$2,175,360	19.5%	$2,800,776	17.6%	$1,442,400	7.0%
Online	$5,292,140	47.3%	$8,347,724	52.4%	$12,330,038	59.7%
Wholesale	$1,089,000	9.7%	$1,534,500	9.6%	$2,475,000	12.0%
Less: Discounts/Sales	($2,662,000)	-	($3,799,400)	-	($4,791,600)	-
Total Apparel Revenue	$8,519,500	100.0%	$12,139,850	100.0%	$15,849,900	100.0%
Cost of Goods Sold Third Party	$220,001	2.6%	$314,001	2.6%	$396,001	2.5%
House Seasonal	$1,267,200	14.9%	$1,808,640	14.9%	$2,280,960	14.4%
House Brand	$739,200	8.7%	$1,055,040	8.7%	$1,330,560	8.4%
Wholesale	$550,000	6.5%	$775,000	6.4%	$1,250,000	7.9%
Total Apparel COGS	$2,776,401	32.6%	$3,952,681	32.6%	$5,257,521	33.2%
Gross Profit	$5,743,099	67.4%	$8,187,169	67.4%	$10,592,379	66.8%
Total Payroll	$2,299,914	34.9%	$2,734,590	29.4%	$3,092,947	22.2%
Total Advertising Marketing	$2,061,069	16.3%	$2,779,612	16.0%	$2,580,968	13.6%
Total G&A	$596,365	7.0%	$971,188	8.0%	$1,267,992	8.0%
Total Retail Rent Expenses	$590,190	6.9%	$705,852	5.8%	$920,719	5.8%
TOTAL EXPENSES	$5,547,538	65.1%	$7,191,243	59.2%	$7,862,626	49.6%
EBITDA	$195,561	2.3%	$995,926	8.2%	$2,729,753	17.2%

RETAIL MARKETING STRATEGY


OAK
NOW OPEN:
138 LUDLOW
PROOF OF CONCEPT: 138 LUDLOW STREET, NYC

SHORT TERM / FLEX LEASES / LOW BUILD-OUT COSTS / LOW INVENTORY

MARKETING VEHICLE TO DRIVE ONLINE SALES RETAIL SATELLITES SERVE AS A NET-ZERO MARKETING EXPENDITURE THAT ARE SELF-SUPPORTING AS AN ALTERNATIVE TO A SOLE DEPENDENCE ON EXPENSIVE AND COMPETITIVE DIGITAL ADVERTISEMENTS.

OAK is capitalizing on the slowing retail market by creating a temporary offering that can easily, and with very little capital outlay, take over vacant retail spaces in top malls and city centers across the U.S. and stand as a marketing showcase for **OAK** to drive brand awareness and online sales.

This is a marketing strategy that pays for itself and is able to leverage current macroeconomic trends in the retail industry to secure flexible and inexpensive leases.

This strategy is employed in the first 3 years as a customer acquisition model for the online business and is tapered off in later years and not dependent on the future market maintaining the similar retail rents and vacancy trends. additionally, the **OAK** management team has opened over 200 retail stores in 20 countries and has the experience to execute upon this plan and grow its already robust online sales program.

CONFIDENTIAL

A PROJECTED THREE-PRONGED APPROACH FOR UTILIZING RETAIL FOR ONLINE CUSTOMER ACQUISITION

1. ONCE A CUSTOMER MAKES A PURCHASE IN A RETAIL STORE, OAK ASKS FOR THEIR EMAIL.

2. EVERY CUSTOMER THAT WALKS IN SHOP IS ASKED TO SUBSCRIBE TO OAK NEWSLETTER.

3. OAK ADVERTISES ON INSTAGRAM WITHIN A 0.5 MILES OF RETAIL ACTIVATION.

1. RE-TARGETING RETAIL CUSTOMERS

- MONTHLY RETAIL SALES OF $22,000
- AVG RETAIL SALE IS OF $140
- 157 EMAILS OF RETAIL CUSTOMERS CAPTURED
- 15% OF THEM PURCHASE ONLINE AFTER 6 MONTHS OF PURCHASING IN-STORE
- AVG ONLINE TRANSACTION IS OF $182

MONTHLY ONLINE SALES GAINED = $4,290

2. INCREASING NEWSLETTER SUBSCRIBERS

- STORE GETS 10 NEW EMAIL SUBSCRIBERS-PER DAY
- 300 EMAILS DURING MONTH
- 3% OF NEW NEWSLETTER SUBSCRIBERS MAKE A PURCHASE ONLINE
- AVG ONLINE TRANSACTION IS OF $182

MONTHLY ONLINE SALES GAINED = $ 1,638

3. GEO TARGETING ON INSTAGRAM

- $0.30 COST PER ONLINE CUSTOMER VIA INSTAGRAM GEO TARGETING
- 0.75% OF THESE CUSTOMERS WILL MAKE A PURCHASE
- $40.00 COST PER CONVERSION
- $1,000.00 SPENT ON INSTAGRAM ADVERTISING AROUND STORE
- 25 NEW CUSTOMERS ACQUIRED
- AVG. ONLINE TRANSACTION IS $182

MONTHLY ONLINE SALES GAINED = $4,550

OAK has had proof-of-concept with short-term leases at The Short Hills Mall In New Jersey and at 138 Ludlow Street in NYC's Lower East Side.



PROOF OF CONCEPT: SHORT HILLS MALL, NJ

PROJECTED AGGREGATE SATELLITE RETAIL REVENUE



$1.60M 2019

$2.06M 2020

$1.06M 2021

$2 million

$1 million

Number of Satellite Retail Locations per Year

OAK HAS TARGETED MORE THAN 44 MARKETS FOR RETAIL ACTIVATIONS

DURING THE NEXT THREE YEARS OAK WILL OPEN TEMPORARY RETAIL LOCATIONS TO DRIVE ITS ONLINE SALES AND BRAND AWARENESS.



Vancouver Gastown
Seattle, WA Downtown
Portland, OR Hawthorne
San Francisco, CA Haight Street
San Francisco, CA Valencia
San Francisco, CA China Gate
San Jose, CA Santana Row
Los Angeles, CA Melrose Ave.
Los Angeles, CA Silver Lake
Los Angeles, CA Highland Park
Los Angeles, CA La Brea
Los Angeles, CA Platform, Culver City
Los Angeles, CA Abbot Kinney Blvd
Los Angeles, CA Brentwood Country Mart
Los Angeles, CA Third Street Promenade Area
Las Vegas, NV Cosmopolitan Hotel
Las Vegas, NV Fashion Show Mall
Detroit, MI Royal Oak
Chicago, IL Wicker Park
Chicago, IL Gold Coast
Dallas, TX Henderson Ave
Houston, TX Montrose
Toronto Queen West
Toronto Yorkville
Montreal Old Montreal
Paramus, NJ Garden State Plaza
New York, NY Lower East Side
New York, NY Broome Street
Brooklyn, NY Bushwick
Washington, DC Georgetown
Richmond, VA Carytown
Atlanta, GA Little Five Points
Orlando, FL Mall at Millennia
Miami, FL Art District
Boston, MA Boston Seaport
Boston, MA Back Bay
New York, NY Broadway & Canal
New York, NY Upper East Side, 3rd Ave
New York, NY FIT
New York, NY Flatiron
New York, NY Dumbo
New York, NY NoMad
New York, NY Columbia Univ.
New York, NY Roosevelt Field

CONFIDENTIAL

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

THANK YOU

EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

OAK SeedInvest
https://vimeo.com/311691375

Louis: Redefining contemporary basics and offering creative essentials that are trend driven without being trendy. OAK is a design forward, online retailer and lifestyle brand with the ability and experience to disrupt the street wear space. We plan to do this by utilizing our partnerships with top quality factories to offer current styles at an accessible price.

Jeff: OAK started as a multi brand retailer and over the years we noticed that our customer was responding to what we were putting forward. So at that point, we decided to transition the brand into just selling our own products. High quality and creative design is the most important thing to us but we understand that that comes at a price.

Louis: Although the direct to consumer model is clearly proven, we will utilize it to deliver accessibly priced street wear essentials.

Dan: oaknyc.com has generated over $10M of lifetime revenue. Our main source of revenue comes from an email list of over 200,000 emails. This email list has been acquired, thanks to our retail activations.

Louis: There's something about physical retail spaces that also are important in understanding the customer and understanding the feedback that you can get from dealing one on one. And the combination of e-commerce and retail environments has proven to be a really great way to get ahead of trends and also deliver the product that customers are actually looking for.

Dan: In the last 2 years, OAK has cost effectively acquired customers using short-term retail activations by capitalizing on the shifting real estate landscape and leveraging my background; we have successfully opened retail activations fast and at a low build out cost. There is a halo effect between retail and online. Emerging brands like ourselves get a 37% in online traffic in markets where they opened a retail store.

Louis: Currently, OAK combines years and years of retail, design, manufacturing and real estate experience into a single team. Since the beginning celebrities and, you know, important stylists and editors have been our biggest fans and customers. And they continue this day to come back for our basics over and over and over.

Louis: Join us in reshaping the landscape of accessible street wear essentials.

OAK_SS17_PRESENTATION
https://vimeo.com/174820494

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